March 2, 2006

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720 Building 2

Washington, D.C. 20549

RE:	Yak Communications Inc. (the “Company”)

Forms 10-K and 10-K/A for the fiscal year ended June 30, 2005

Filed September 28, 2005 and October 28, 2005, respectively

Form 10-Q for the quarter ended September 30, 2005

Filed November 14, 2005

Dear Mr. Spirgel:

This letter confirms our conversation of March 1, 2006 whereby we requested an extension to file our response to the Staff’s letter of February 16, 2006. We expect to have our response delivered to you on or prior to the new due date of March 9, 2006.

Should you have any further questions regarding the foregoing or require any further information, please feel free to call me at (647) 722-7091.

Sincerely,

/s/ Paul Broude
Paul Broude
Principal Financial Officer

YAK Communications Inc.

20803 Biscayne Boulevard #305 Aventura, FL 33180 • T: 305-933-8322 • F: 305-933-6833 • www.yak.com